Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-196641

Term Sheet

20,000,000 Depositary Shares Each Representing a 1/40th Ownership Interest

in a Share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E

Issuer:	KeyCorp (Ticker: KEY)

Security:	Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”)

Size:	$500,000,000 (20,000,000 depositary shares)

Option to Purchase Additional Depositary Shares:	None

Maturity:	Perpetual

Expected Ratings*:	Baa3 / BB+ / BB (Moody’s / S&P / Fitch)

Liquidation Preference:	$1,000 per share of preferred stock (equivalent to $25 per depositary share)

Dividend Rate (Non -Cumulative):	From the date of issuance to, but excluding, December 15, 2026, dividends will be calculated at a fixed annual rate of 6.125% and from, and including, December 15, 2026, dividends will be calculated at a floating annual rate equal to three-month LIBOR, reset quarterly, plus 3.892%.

Dividend Payment Date:	15th day of March, June, September and December, commencing on March 15, 2017, in each case when, as and if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Record Date:	The 15th calendar day before the related dividend payment date (provided, however, if any such date is not a business day, then the record date will be the next succeeding day that is a business day) or such other date as determined by the Issuer’s board of directors or any duly authorized committee of the board of directors.

Optional Redemption:

On December 15, 2026, or any dividend payment date thereafter, the Series E Preferred Stock may be redeemed, at the Issuer’s option, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Notwithstanding the foregoing, the Series E Preferred Stock may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days after the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Neither the holders of Series E Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series E Preferred Stock. The Issuer’s redemption of the Series E Preferred Stock will cause the redemption of the corresponding depositary shares.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series E Preferred Stock is subject to prior approval of the Federal Reserve, and the Issuer must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity Tier 1 capital or additional Tier 1 capital, or demonstrate to the Federal Reserve that following such redemption the Issuer will continue to hold capital commensurate with its risk.

Trade Date:	December 5, 2016

Settlement Date:	December 12, 2016 (T+5).

Public Offering Price:	$25.00 per depositary share

Underwriting Discounts:

$9,837,500.00

(Reflects a discount of $0.25 per depositary share on 11,000,000 depositary shares sold to institutional investors, and a discount of $0.7875 per depositary share on 9,000,000 depositary shares sold to retail investors.)

Net Proceeds (before expenses) to Issuer:	$490,162,500.00

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. UBS Securities LLC Wells Fargo Securities, LLC

Depositary:	Computershare Trust Company, N.A. and Computershare Inc., jointly.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “KEY Pr I.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the original issuance date of the depositary shares.

CUSIP/ISIN:	493267 702 / US4932677028

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The depositary shares are equity securities and not bank deposits, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Pursuant to rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the depositary shares on the date of pricing or the next succeeding business day, because the depositary shares will initially settle in T+5, you will be required to specify an alternative settlement cycle at the time of your trade to prevent a failed settlement.

KeyBanc Capital Markets Inc., is an affiliate of KeyCorp and a member of FINRA and is participating in the distribution of the depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, KeyBanc Capital Markets Inc. at 1-866-227-6479, UBS Securities LLC at 1-888-827-7275 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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